August 31, 2007
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Meridian Gold Inc.
Form 40-F for the year Ended December 31, 2006
Filed on March 28, 2007
File No. 001-12003
We received your letter dated August 10, 2007 concerning your comments on our annual report on Form 40-F for the year ended December 31, 2006. We have prepared the following responses to your comments. The Staff’s comments are shown in bold.
Form 40-F for the Fiscal Year Ended December 31, 2006
Exhibit 99.2 Management’s Discussion and Analysis for the fiscal year ended December 31, 2006
Esquel
1.	We note that the carrying value of the Esquel mineral properties was written down by approximately $542.8 million to $2.5 million, the estimated fair market commercial real-estate value of the land. Further, the impairment included a $77.6 million currency translation adjustment for Canadian GAAP purposes with no related adjustment in the US GAAP reconciliation. Please tell us why you believe it is appropriate under U.S. GAAP to include the accumulated foreign currency translation adjustments in the impairment assessment. Refer to EITF 01-5 and FIN 37 for US GAAP purposes.
     We did not include any amount attributable to our Argentine entity accumulated in the translation adjustment component of equity as part of the impairment. SFAS No. 52, FIN 37, and EITF 01-05 require accumulated foreign currency translation adjustments to be reclassified to net income only upon a sale or complete or substantially complete liquidation of an investment in a foreign entity. We still own the Esquel property and the related amount accumulated in the translation adjustment component of equity is still reflected on the Company’s books and now is part of Accumulated other comprehensive income. The $77.6 million referred to as currency translation adjustment is in fact the increase in the carrying value of the Argentine assets from the date of acquisition to the date of write off due to exchange rate variations, and is not the cumulative translation adjustment which remains recorded in shareholders’ equity.
Exhibit 99.3 Audited Consolidated Financial Statements for the fiscal years ended December 31, 2006 and 2005

Note 3. Significant Accounting Policies
(f) Inventory, page 35
2.	We note your disclosure concerning amounts recognized in inventory. Please contact us to discuss.

As discussed, the Company has not historically allocated indirect costs to stockpiled ore inventory, as we believe this to be not significant. Additionally, mine development costs are not capitalized as an inventory cost. We have reviewed the impact of allocating our indirect costs[1] and mine development costs, by inventory category for our years ended December 31, 2006 and December 31, 2005. Our findings indicate the impact from the aforementioned remain insignificant to the financial statements of the organization.
(j) Asset Retirement Obligations, page 36
3.	We note that you recognize the fair value of a liability for an asset retirement obligation in which you incur a legal obligation if a reasonable estimate of fair value can be made. Please tell us if there are circumstances within the scope of your operations where you believe an estimate can not be made. If so, please describe those circumstances in detail. Please refer to FIN 47 and SFAS 143 for U.S. GAAP purposes.

There are no circumstances within the scope of our operations where a reasonable estimate of an asset retirement obligation can not be made, which would require disclosure under CICA Handbook paragraph 3110.21 or paragraph 22 of SFAS No. 143. Paragraph 3110.21 requires the disclosure “When the fair value of an asset retirement obligation cannot be reasonably estimated, that fact and the reasons therefore should be disclosed”. The disclosure is required when the circumstances exist, and no disclosure is required when there are no circumstances that meet the fact pattern. The disclosure in our description of significant accounting policies parallels the first sentence in CICA Handbook paragraph 3110.05 and paragraph 3 of SFAS No. 143.

[1]	Indirect costs as used above refers to those allocable to the production process.

(n) Mineral Exploration and Development Costs, page 37
4.	Please tell us and disclose how you define a mine under US GAAP.
     We define a mine as an excavation beneath the surface of the ground from which mineral matter of value is objectively expected to be extracted.
5.	Please tell us and disclose your accounting policy under US GAAP for deferred stripping when multiple pits exist within a mining complex that share common infrastructure and processing equipment and a common ore body. Specifically, address your accounting for stripping costs associated with the initial overburden removal of newly created pits that are within close proximity to producing pits.
     We do not currently operate any open pit mines and, therefore, believe this question is not applicable to the Company at this point in time. We anticipate that we would account for deferred stripping costs in accordance with EITF 04-6 “Accounting for Stripping Costs Incurred during Production in the Mining Industry” if we were to operate any open pit mines in the future.
6.	Please tell us and disclose your accounting policy under US GAAP associated with drilling and related costs incurred to convert measured, indicated and inferred resources to reserves at your development and/or production stage properties. In addition, please tell us and disclose your accounting policy under US GAAP for costs incurred to identify new resources beyond your existing inferred resources at development of production stage mines.
It is the Company’s policy to capitalize all drilling cost associated with infill drilling (typically used to convert mineralized material from one category to another under Canadian NI 43-101 standards). Infill drilling can vary by property but generally infill drilling by deposit is more uniform. The Company also capitalizes all drilling within 75 meters of a grade shell. If assay results from drilling samples are below cutoff grades, the above drilling and related costs are expensed. All other exploratory drilling is expensed.
     Note 26. Reconciliation of Canadian and US Generally Accepted Accounting Principles, page 51
7.	We note your disclosure that under US GAAP, the equity method of accounting is applied in circumstances where a proportionately consolidated joint venture’s significant financial and operational policies are, by contractual arrangement, jointly controlled by all parties having an equity interest in the entity. Please clarify that the equity method and proportional consolidation are two separate accounting models and indicate the fact and circumstances under which you apply each model.
     For Canadian GAAP purposes, we account for joint ventures using the proportionate consolidation basis of accounting. This is disclosed in note 3 (b) to the consolidated financial statements. We have no investments which are accounted for by the equity method for Canadian or US GAAP purposes.
In future annual filings, we will clarify in the Reconciliation of Canadian and US generally accepted accounting principles note in the annual financial statements that the equity and proportionate consolidation methods of accounting are two separate accounting models and clarify the facts and circumstances under which we apply each model.
Exhibits 99.5 and 99.6
8.	Your certifications of annual report on form 40-F pursuant to section 302 of the Sarbanes-Oxley Act of 2002 omit paragraph 4(b). Please revise accordingly.
     We agree with your observation regarding omission of paragraph 4(b) from Exhibits 99.5 and 99.6. We intend to file an appropriate amendment to our Form 40-F for the year ended December 31, 2006 to file the corrected section 302 certifications.
Engineering Comments
General
9.	We note that you refer to or use the terms such as potential mineralization, drill indicated resources, measured, indicated, or inferred resource on your website. As you may know, for U.S. reporting purposes, measures of mineral reserves must be consistent with the definitions set forth in Industry Guide 7. These generally differ from measurement systems that guide the estimation of resources. If you continue to make references on your web site to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language:
“Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission limits disclosure to U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this web site, such as “reserves”, “resources”, geologic resources”, “proven”, “probable”, “measured”, “indicated” or “inferred”, which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in our Form 40-F, File No. 001-12003. You can review and obtain copies of these filings from the SEC website at http://www.sec.gov/edgar.shtml”.
     We will add a cautionary note to our web site as suggested.
10.	Please insert a small-scale map showing the location and access to each property as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the

EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations with the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. We believe the guidance in Instruction 3(b) of Rule 102 would generally require maps and drawings to comply with the following features:
•	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.
•	A graphical bar scale should be included. Additional representations of scale such as “one inch equals on mile” may be utilized provided the original scale of the map has not been altered.
•	A north arrow.
•	An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.
•	A title of the map or drawing, and the date on which it was drawn.
•	In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.
Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.
     As a Canadian company that files on Form 40-F, we are eligible to prepare our disclosures in accordance with Canadian requirements. Accordingly, we do not intend to include the above maps at this time.
11.	Disclose the following information for each of your properties:
•	The nature of the company’s ownership or interest in the property.
•	A description of all interests in the properties, including terms of all underlying agreements.
•	An indication of whether the mining claims are State or Federal claims.
•	Certain identifying information, such as property names, claim numbers, grant numbers, and dates of recording and expiration; sufficient to enable the claims to be distinguished from other claims that may exist in the area.

•	The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments.
•	The area of the claims, either in hectares or acres.
Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.
     We believe the disclosure on pages 15 to 31 on our Form 40-F for the year ended December 31, 2006 substantially comply with disclosure requirements required by paragraph (b)(2) of Industry Guide 7. However, we will expand our disclosure in future filings to clearly indicate nature of the Company’s interest in its Minera Florida and Rossi mines and its Jeronimo and Mercedes projects. Additionally, in future filings we will expand our disclosure with respect to conditions to retain claims or interests and the timing and amounts of all necessary payments.
Mineral Reserves and Resources, page 7
12.	Please note that proven reserves presented in accordance with Industry Guide 7 may be combined with probable reserves only if the difference in the degree of assurance between the two classes of reserves cannot be readily defined. Absent this condition, proven and probable reserves should be segregated.
     In future filings we will state each category of mineral reserves and mineral resources separately. Additionally, please note we have separately disclosed mineral reserves in a Schedule 14D9 filed on July 31, 2007.
13.	As footnotes or as part of your reserve tables, please disclose the following:
•	The reserve incorporates losses for mine dilution and mining recovery.
•	All prices and currency conversion factors use to estimate your reserves.
•	Cutoff grades used for each category of your reserves and/or resources.
•	Please explain if zinc resource or reserve grades are available for the Florida Mine.
In response to your comments,
•	Our mineral reserves and mineral resources incorporate mine dilution and mining losses. We will include a footnote in our mineral reserve and mineral resource table in future filings.
•	Please note prices used to estimate reserves are included in a table below our mineral reserves and resources table. In future filings we will include a footnote to the effect the currency factors used to estimate our reserves, which are all in US dollars.

•	We do utilize cutoff grades for each category of mineral reserves and will include a footnote indicating various cutoff grades have been used depending on the mine, method of extraction, type of ore, and other geological considerations together with a table indicating ranges of cutoff grades.
•	Please note zinc resource and reserve grades are included in our mineral reserves and resource table for the Mineral Florida mine, which is the only mine with zinc mineralization.
In connection with responding to your comments, we acknowledge:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
We believe we have adequately addressed your comments contained in your letter dated August 10, 2007 regarding our Form 40-F for the year ended December 31, 2006. If you should have any additional regarding our responses, please contact us.
Sincerely,
/s/ Peter C. Dougherty
Peter C. Dougherty
Vice President, Finance and Chief Financial Officer
Meridian Gold Inc.